Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

November 10, 2020

By EDGAR

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Sergio Chinos Asia Timmons-Pierce Effie Simpson Martin James

Re:	Kensington Capital Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed November 9, 2020 File No. 333-248930

Ladies and Gentlemen:

On behalf of our client, Kensington Capital Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in the letter dated November 10, 2020 addressed to the Company with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 4 (“Amendment No. 4”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4. Capitalized terms used in this letter but not otherwise defined herein have the meanings ascribed to them in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4

General

1.

We note your response to comment one. We note that you are issuing 201,169,095 shares of New QuantumScape Class A Common Stock in connection with the Business Combination. However, you are only registering 199,527,807 New QuantumScape Class A Common Stock. Please advise.

The number of shares of New QuantumScape Class A Common Stock increased by the same number as a corresponding decrease in shares of New QuantumScape Class B Common Stock. Accordingly, the Company has revised the disclosure in the fee table in response to the Staff’s comment.

Certain U.S. Federal Income Tax Consequences, page 123

2.

We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion. Please revise the tax disclosure in your registration statement to clearly identify and articulate the opinion being rendered and state clearly that it is the opinion of the named counsel.

The Company has revised the disclosure on pages 125 and 257 in response to the Staff’s comment.

Exhibit Index, page II-2

3.	We note that your exhibit index reflects “form of” legal and tax opinions. Please update.

The Company has revised the exhibit index on page II-2 in response to the Staff’s comment.

If you have any questions in connection with the filing or this response letter, please contact the undersigned at (212) 837-6454.

Very truly yours,

/s/ Charles A. Samuelson

Charles A. Samuelson

cc:	Justin Mirro

Chairman and Chief Executive Officer

Kensington Capital Acquisition Corp.

Michael Danaher, Mark Baudler

Wilson Sonsini Goodrich & Rosati, P.C.